Exhibit 99.1

Evogene Reports Third Quarter 2019 Financial Results

Conference call and webcast: November 13th, 9:00 am ET

Rehovot, Israel – November 13, 2019 – Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announces today its financial results for the third quarter, ending September 30, 2019.

Ofer Haviv, Evogene's President and CEO, stated, “During the third quarter of 2019, we reached an important milestone with the investment in our subsidiary, Lavie Bio, by Corteva. This investment represents the first major, third party, financial and commercial implementation of our corporate strategy, as we outlined in our 2019 letter to the shareholders. The core of this strategy is to create shareholder value within Evogene by leveraging our unique Computational Predictive Biology ‘CPB’ platform through specific market-focused subsidiaries where the platform provides a significant competitive advantage. As our subsidiaries gain traction and begin to attract investor interest, the intrinsic value of Evogene will continue to increase.”

“Looking ahead, we will continue to provide our subsidiaries with exclusive access to our unique ‘CPB’ technology platform, which accelerates the product pipeline development within each subsidiary.  In addition, Evogene will continue to leverage its strong cash position to provide financial support to each subsidiary until it reaches the point whereby its progress and assets warrant an attractive valuation. At such a stage, as demonstrated by the recent Lavie Bio investment, Evogene intends to bring in value-adding and strategic partners, while still remaining a major shareholder.” Mr. Haviv concluded

Recent Highlights:

AgPlenus:

-	Expansion of its herbicide pipeline with an additional two chemical families, to include a total of five chemical families with validated new modes-of-action.

-	In its insecticide program, the first molecules resulting from discovery efforts are being synthesized and are expected to enter insect screening within the next few months.

Biomica:

-	Achievement of positive preliminary results in animal studies in its immuno-oncology program demonstrating improved anti-tumor activity.

-	Advancement to pre-clinical studies in its Inflammatory Bowel Disease (IBD) Program.

-
Initiation of a collaboration with the Weizmann Institute of Science to develop a selective treatment against antibiotic resistant bacteria, in-licensing IP and know-how generated by Professor Ada E. Yonath, Nobel Prize winner in Chemistry, who will advise Biomica on the program.

Canonic:

-
Initiation of the cultivation and breeding of cannabis varieties with unique genomic profiles for the development of medical cannabis products, following import of a genetically diverse cannabis seed collection, establishment of specialized R&D facilities, and receipt of regulatory approval from the Israeli Medical Cannabis Agency (IMCA).

Casterra:

-
Following semi-commercial trials in both Brazil and Argentina, Casterra has decided to focus on the Brazilian market, which has a well-developed castor market with several castor oil manufacturers providing a substantial demand for castor grain.

Lavie Bio:

-
Corteva Agriscience, a major US agricultural chemical and seed company, announced its investment in Lavie Bio, Evogene’s ag-biologicals subsidiary. The investment included $10 million in equity and the transfer of Corteva’s holdings in Taxon Biosciences, a wholly owned subsidiary, following which Corteva holds approximately 30% of Lavie Bio, and Evogene, approximately 70%.

-
Progress in its product development within its bio-fungicide pipeline for fruit & vegetables, reaching a significant milestone. In this program, Lavie Bio has moved forward to the advanced development stage following successful vineyard trials in Europe.

-	Completion of the discovery stage and establishment of a pipeline targeting pests in corn & soybean.

Evogene has initiated a revised policy regarding the filing of announcements made by its subsidiaries.  All of such announcements will continue to be distributed by press release to the wire services and uploaded to Evogene’s website. However, Evogene will only re-file the announcement if the news is considered to have material impact, not just for such subsidiary, but for all of Evogene as a whole, by reporting it on an Evogene Form 6-K to the US Securities and Exchange Commission’s EDGAR platform and making a corresponding report to the Israeli Securities Authority’s MAGNA platform. Evogene encourages investors to follow the development of its subsidiaries via the Evogene website and mailing list.

Consolidated financial results for the period ending September 30, 2019:

Cash position:  As of September 30, 2019, Evogene had $52.1 million in consolidated net cash, short-term bank deposits and marketable securities. The Company cash usage amounted to $12.3 million during the first nine months of 2019 and $3.7 million during the third quarter of 2019. Evogene’s consolidated cash includes a $10 million investment in its subsidiary, Lavie Bio, received from Corteva during the third quarter of 2019.

The Company continues to estimate that its cash usage for the whole of 2019 will be in the range of $16 to $18 million dollars. During the fourth quarter of 2019, the Company made the payment of the directors' and officers' liability insurance policies, which was substantially higher than in previous years due to changes in D&O insurance market conditions, in accordance with the approval of the general shareholders on September 26, 2019

Evogene’s consolidated cash use is mostly appropriated to its subsidiaries, primarily Lavie Bio, AgPlenus, and Biomica, with funds also used for the establishment of infrastructure and greenhouses for Canonic.

Evogene does not have bank debt.

The Company intends to provide information with regard to its expected burn rate for 2020 in its press release for the fourth quarter of 2019.

Revenues for the third quarter of 2019, were $0.1 million versus $0.4 million in the same period last year. Revenues primarily consist of third-party research and development payments. These revenues represent R&D cost reimbursement and milestone payments under our various collaboration agreements. The majority of these agreements also provide for royalties or other forms of revenue sharing from successfully developed products.

Gross profit for the third quarter of 2019 was $16 thousand in comparison to $91 thousand in the third quarter of 2018.

R&D expenses for the third quarter of 2019 were $3.6 million in comparison to $3.9 million in the third quarter of 2018.

R&D expenses mostly represent product development activities of the Company and its subsidiaries, which include computational work, lab & greenhouse assays, field-trials and pre-clinical studies provided by third parties.  Evogene’s consolidated R&D expenses were mostly attributed to its subsidiaries, primarily Lavie Bio, AgPlenus, and Biomica.

Operating loss for the third quarter of 2019 was $4.9 million in comparison to $5.1 million in the third quarter of 2018.

Net financing income for the third quarter of 2019 was $0.4 million in comparison to net financing income of $0.3 million in the third quarter of 2018.

Loss for the third quarter of 2019 was $4.5 million in comparison to a loss of $4.8 million during third quarter of 2018.

Conference Call & Webcast Details:

Date: November 13th, 2019
Time: 9:00am EST; 16:00  Israel time
Dial-in: 1-888-668-9141 toll free from the United States, or +972-3-918-0609 internationally
Webcast: Available at www.evogene.com.

Replay Information: A replay of the conference call will be available approximately three hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5900 internationally. The replay will be accessible through November 15, 2019, and an archive of the webcast will be available on the Company’s website through November 28, 2019.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and advanced computational technologies.

Today, this platform is utilized by the Company to discover and develop innovative products in the following areas (via subsidiaries or divisions): ag-chemicals, ag-biologicals, seed traits, integrated castor oil ag-solutions, human microbiome-based therapeutics and medical cannabis. Each subsidiary or division establishes its product pipeline and go-to-market, as demonstrated in their collaborations with world-leading companies such as BASF, Bayer, Corteva and ICL.

For more information, please visit www.evogene.com

Forward Looking Statements
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations and Public Relations Manager E: IR@evogene.com T: +972-8-931-1940	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2019	2018
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$16,467	$5,810
Marketable securities	6,386	26,065
Short-term bank deposits	29,268	22,592
Trade receivables	147	160
Other receivables and prepaid expenses	1,560	861

	53,828	55,488
LONG-TERM ASSETS:
Long-term deposits	8	19
Operating lease right-of-use-assets	2,963	-
Property, plant and equipment, net	2,389	3,187
Intangible assets, net	17,255	-

	22,615	3,206

	$76,443	$58,694
CURRENT LIABILITIES:
Trade payables	$820	$1,015
Employees and payroll accruals	1,848	2,095
Operating lease liability	960	-
Liabilities in respect of government grants	79	988
Deferred revenues and other advances	118	412
Other payables	904	921

	4,729	5,431
LONG-TERM LIABILITIES:
Operating lease liability	2,273	-
Liabilities in respect of government grants	3,270	2,898
Deferred revenues and other advances	9	28
Severance pay liability, net	28	31

	5,580	2,957
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding - 25,754,297 at September 30, 2019 and December 31, 2018, respectively	142	142
Share premium and other capital reserve	205,772	187,701
Accumulated deficit	(149,824)	(137,790)

Equity attributable to equity holders of the Company	56,090	50,053

Non-controlling interests	10,044	253

Total equity	66,134	50,306

	$76,443	$58,694

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited

Revenues	$637	$1,112	$97	$367	$1,747
Cost of revenues	253	825	81	276	1,452

Gross profit	384	287	16	91	295

Operating expenses:

Research and development, net	10,627	10,828	3,603	3,883	14,686
Business development	1,420	1,610	450	526	2,084
General and administrative	2,622	2,571	876	785	3,514

Total operating expenses	14,669	15,009	4,929	5,194	20,284

Operating loss	(14,285)	(14,722)	(4,913)	(5,103)	(19,989)

Financing income	2,517	1,196	647	328	1,413
Financing expenses	(655)	(1,423)	(265)	(35)	(2,206)

Financing income (expenses), net	1,862	(227)	382	293	(793)

Loss before taxes on income	(12,423)	(14,949)	(4,531)	(4,810)	(20,782)
Taxes on income (tax benefit)	-	34	(3)	18	30

Loss	$(12,423)	$(14,983)	$(4,528)	$(4,828)	$(20,812)

Attributable to:
Equity holders of the Company	$(12,034)	$(14,957)	$(4,231)	$(4,802)	$(20,758)
Non-controlling interests	(389)	(26)	(297)	(26)	(54)

	$(12,423)	$(14,983)	$(4,528)	$(4,828)	$(20,812)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.47)	$(0.58)	$(0.16)	$(0.19)	$(0.81)

Weighted average number of shares used in computing basic and diluted loss per share	25,754,297	25,753,111	25,754,297	25,754,297	25,753,411

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
Cash flows from operating activities

Loss	$(12,423)	$(14,983)	$(4,528)	$(4,828)	$(20,812)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,906	1,507	591	506	2,020
Amortization of intangible assets	194	-	194	-	-
Share-based compensation	802	1,371	355	650	1,731
Net financing expense (income)	(2,647)	150	(1,025)	(347)	694
Loss from sale of property, plant & equipment	12	-	12	-	-
Taxes on income (tax benefit)	-	34	(3)	18	30

	267	3,062	124	827	4,475
Changes in asset and liability items:

Decrease (increase) in trade receivables	13	(104)	-	(107)	(28)
Decrease (increase) in other receivables	(600)	(621)	56	131	95
Increase in long-term deposits	-	(2)	-	-	-
Increase (decrease) in trade payables	(190)	(417)	71	(313)	(114)
Increase (decrease) in employees and payroll accruals	(247)	(206)	113	114	(182)
Increase (decrease) in other payables	(3)	(88)	75	97	233
Increase (decrease) in severance pay liability, net	(3)	-	1	-	-
Increase (decrease) in deferred revenues and other advances	(313)	29	(120)	(227)	(165)

	(1,343)	(1,409)	196	(305)	(161)

Cash received (paid) during the period for:

Interest received	692	1,139	637	318	1,360
Taxes paid	-	(23)	3	(6)	(23)

Net cash used in operating activities	(12,807)	(12,214)	(3,568)	(3,994)	(15,161)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(518)	$(256)	$(321)	$(103)	$(374)
Proceeds from sale of marketable securities	22,828	33,434	2,833	12,337	63,639
Purchase of marketable securities	(1,637)	(14,401)	-	(11,246)	(31,700)
Investment in bank deposits, net	(6,675)	(4,120)	(6,675)	(6,000)	(14,212)

Net cash provided by (used in) investing activities	13,998	14,657	(4,163)	(5,012)	17,353

Cash flows from financing activities:

Proceeds from exercise of options	-	9	-	-	9
Proceeds from government grants	406	221	119	68	354
Repayment of operating lease liability	(734)	-	(230)	-	-
Issuance of subsidiary's ordinary shares to non-controlling interests	10,000	-	10,000	-	-
Repayment of government grants	(586)	(65)	(11)	(21)	(66)

Net cash provided by financing activities	9,086	165	9,878	47	297

Exchange rate differences - cash and cash equivalent balances	380	(333)	223	(62)	(114)

Increase (decrease) in cash and cash equivalents	10,657	2,275	2,370	(9,021)	2,375

Cash and cash equivalents, beginning of the period	5,810	3,435	14,097	14,731	3,435

Cash and cash equivalents, end of the period	$16,467	$5,710	$16,467	$5,710	$5,810

Significant non-cash activities

Acquisition of property, plant and equipment	$130	$130	$47	$130	$80

Acquisition of intangible assets from non-controlling interests against issuance of subsidiary's ordinary shares	$17,449	$-	$17,449	$-	$-